Filed pursuant to Rule 433
Free Writing Prospectus dated October 29, 2010
Registration Statement No. 333-168929

LIZHAN ENVIRONMENTAL CORPORATION

The following information, filed pursuant to Rule 433, supplements Registration Statement No. 333-168929

In connection with the proposed offering of ordinary shares of Lizhan Environmental Corporation, we hereby provide the following guidance for the results of our fiscal year ended September 30, 2010:

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Revenue is expected to be between $45 million and $47 million for the year ended September 30, 2010, an increase of approximately 108.3% to 117.6% over revenue of $21.6 million for the year ended September 30, 2009.

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Net income is expected to be between $8 million and $8.2 million for the year ended September 30, 2010, an increase of approximately 196.3% to 203.7% over net income of $2.7 million for the year ended September 30, 2009.

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Earnings per share is expected to be between $0.72 and $0.74 for the year ended September 30, 2010, based on an estimate of 11.1 million weighted average shares outstanding during the year ended September 30, 2010, an increase of approximately 188.0% to 196.0% over earnings per share of $0.25 for the year ended September 30, 2009 based on an estimate of 10.9 million weighted average shares outstanding during the year ended September 30, 2009.

The foregoing revenue, net income and earnings per share update reflects preliminary estimates based upon management’s estimates and are the responsibility of our company based on information that is available to our management as of the date hereof and are not guarantees of future performance or actual results for the period discussed.  The information is subject to change in connection with the completion of the audit of our financial statements for the year ended September 30, 2010.

We have previously filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to this offering may also be obtained by contacting us or Maxim Group LLC or any other underwriter participating in the offering by calling toll-free:1-800- 724-0761.